

May 11, 2023

Vik Varma, Esq.
Senior Vice President, General Counsel & Compliance Officer
Cutera, Inc.
3240 Bayshore Blvd.
Brisbane, California 94005

> **Re: Cutera, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 3, 2023**
> **File No. 0-50644**

Dear Vik Varma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed May 3, 2023 on Schedule 14A

General

1. Disclosure on page 1 states that "the term 'Board' *means the Company's Board of Directors*, acting at the direction of the Special Committee. . . ." In contrast, disclosure in the paragraph immediately preceding such statement indicates that "references in this Proxy Statement to the Board *refer to the Special Committee* acting on behalf of the Board." Given that the Special Committee includes only five individuals that are the subject of the proposals to be considered and voted upon at the special meeting and excludes directors Joseph E. Whitters, J. Daniel Plants and David H. Mowry, it does not appear that disclosure suggesting that the Board is soliciting stockholders is factually correct. Please revise the proxy statement to clearly state by whom the solicitation is made and consistently reference that such solicitation is being conducted by the Special Committee.

2. Please provide the disclosure described in Item 5(b)(3). Refer to our comment below regarding Note D to Schedule 14A and the registrant's inability to incorporate such information by reference.

3. Refer to the disclosure described in Item 6(e) of Schedule 14A. Please advise why the Special Committee has not included such disclosure in the proxy statement given that since April 11, 2023, the members of the Special Committee have terminated the Company's two most senior executives (Mr. Plants as Executive Chairman and Mr. Mowry as Chief Executive Officer) and installed two of the members of the Special Committee as Chairperson of the Board and Interim Chief Executive Officer.

Background to the Solicitation, page 2

4. Please either remove the following disclosure or provide a reasonable basis for such statements, addressing each of our specific observations following each statement:

- "Beginning in the fourth quarter of 2022 and continuing into the first quarter of 2023, independent members of the Board had discussions with Mr. Plants *regarding his longstanding interest in becoming the Company's CEO*."

It is our understanding that Mr. Plants and the Company began negotiating his potential employment as CEO in January 2023, only after Mr. Mowry informed the Board that he wished to announce his retirement plans during the Company's 2022 fourth quarter earnings call. Provide support for the italicized language above or remove such disclosure.

- "In the first quarter of 2023, while discussing with Mr. Plants terms for his potentially becoming CEO, Mr. Plants proposed a CEO compensation arrangement and other conditions for his engagement that the independent directors would ultimately not accept, despite *pressure that was being applied by Mr. Plants to appoint him as CEO.*"

- "*Between 2020 and 2022*, Mr. Plants sought the permanent CEO role in numerous discussions with Board members. Although certain Board members proposed engaging an external search firm to assist with CEO succession planning, *Mr. Plants leveraged his authority as Executive Chairman to adamantly oppose the engagement of any such firms.*"

It is our understanding that Mr. Plants initially assumed the Executive Chairman role in May of 2021, not in 2020, never had the legal right to force the Board to appoint him as CEO and on January 18, 2023, it was the other members of the Board that sent Mr. Plants a letter offering him the position of CEO. Please also provide the basis for the Company's claim that Mr. Plants opposed the engagement of external search firms.

- "Mr. Plants was seeking compensation and terms in his proposed employment agreement that were *outside market ranges for peer companies, incommensurate with*

> *his lack of operational or executive experience,* and inconsistent with Company practices."

Please revise the disclosure to identify the "peer companies." In addition, please remove or provide support for such statement given that the Company's proxy statement in connection with Cutera's 2022 annual meeting of stockholders, filed with the Commission on May 2, 2022, disclosed that "[p]rior to founding Voce Capital Management, Mr. Plants held a number of positions at leading Wall Street firms, including executive roles in investment banking at Goldman Sachs and JPMorgan Chase, and as a corporate attorney with Sullivan & Cromwell" and "[w]e believe Mr. Plants' qualifications to serve as our Executive Chairperson include his substantial experience as a strategic advisor and corporate attorney, as well as his role as the founder of a successful investment management firm and status as a significant Company stockholder, which bring valuable skills and perspective to the Company in the areas of finance, capital markets, strategy and corporate governance."

- "On May 19, 2021, Mr. Plants was appointed Executive Chairman of the Company, *to help supervise and provide guidance to Mr. Mowry and for the Board to evaluate Mr. Plants as a potential CEO candidate*, and thereby became an employee of the Company, in addition to his role as Chairperson of the Board."

It is our understanding that Mr. Plants's role as Executive Chairman was to, among other things, develop and oversee the Company's business, strategy, and governance. We note that Mr. Plants's executive offer letter and employment agreement, filed with the Commission on a Current Report on Form 8-K on May 25, 2021, does not appear to contemplate the functions outlined by the Special Committee in the above statement.

- In connection with his appointment as CEO, Mr. Plants also *demanded the elimination of the Executive Chair office*, which would decrease future oversight of the CEO.

It is our understanding that Mr. Plants never demanded the elimination of the Executive Chair office, but rather during negotiations regarding his filling the CEO role, Mr. Plants stated that, if he were to serve as CEO, he would resign from the position of Executive Chair and welcomed the appointment of an independent chairperson.

Proposals 1 Through 6: Removal Of Directors, page 12

5.   Refer to the following statements:

- "If all of the Director Removal Proposals are approved, the Former Executives would control the Board, without paying a control premium to all stockholders, and may elect a new Chief Executive Officer and a new Chairperson of the Company."
- "Therefore, a vote in favor of the Director Removal Proposals is a vote to hand control of the Company, without a control premium paid to all stockholders, to the

Former Executives, who were terminated for cause."

The reference to a control premium suggests that the Former Executives are attempting to acquire share capital as opposed to exercising stockholder rights to seek proxies to remove the members of the Special Committee. We are unaware of any legal requirement that obligates a non-management party to pay a control premium, or any proxy or consent solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies or written consents paid a control premium or made another payment to security holders, in exchange for a vote or consent in favor of its candidates. Please refrain from creating the impression that a payment is legally or otherwise required.

Costs of the Solicitation, page 15

6.   Please provide the disclosure described in Item 4(b)(3)(iii).

Annex A: Additional Information Regarding Participants in the Solicitation, page A-1

7.   Disclosure in this section states that "the Company hereby incorporates by reference its Annual Report on Form 10-K, as amended, filed on April 7, 2023, with respect to stock ownership, and the security ownership of certain beneficial owners and management." Refer to Note D to Schedule 14A and its limitation on incorporation by reference. Since Item 6 of Schedule 14A does not specifically permit incorporation by reference, please revise the proxy statement to include the required disclosure.

Miscellaneous Information Regarding Participants, page A-1

8.   Disclosure in the second paragraph of this section states that "neither the Company nor any of the Participants is now or has been within the past year a party to any contract, arrangement or understanding with any person with respect to any of the Company's securities…" Refer to the Current Report on 8-K, as amended, filed on May 1 2023. It is our understanding that on May 1, 2023, the Company and Sheila A. Hopkins, a participant in the Special Committee's solicitation, executed an offer letter regarding her appointment as Interim Chief Executive Officer of the Company, which contemplated, among other things, that Ms. Hopkins would "receive a restricted stock unit award, within 10 calendar days following April 25, 2023, covering a number of shares of the Company's Common Stock equal to $375,000 divided by the fair market value of a share of the Company's Common Stock on the date of grant, rounded up to the nearest whole share." Please provide the disclosure described in Item 5(b)(1)(viii) of Schedule 14A, including the "details" of such offer along with all of the participants' applicable contracts, arrangements, and understandings with respect to the securities of the Company.

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.

             Sincerely,

             Division of Corporation Finance
             Office of Mergers & Acquisitions

cc: Kai Haakon E. Liekefett